Filed by Aurous Resources

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rigel Resource Acquisition Corp.

Commission File No. 333-280972

September 30, 2024

Operating Update for the Three- and Six-Month Periods Ended August 31, 2024

(all amounts in USD unless otherwise noted)

JOHANNESBURG and NEW YORK – September 30, 2024 – Blyvoor Gold Resources Proprietary Limited (“Aurous Gold” or the “Company”) is pleased to announce its summary operating results for the three- and six-month periods ended August 31, 2024.

Highlights

●	Aurous Gold continues to advance its business combination with Rigel Resource Acquisition Corp. (“Rigel”), a special purpose acquisition company sponsored by Orion Resource Partners, one of the world’s foremost, mining-focused alternative investment firms:

○	$7.5 million of PIPE capital has been committed by leading institutional and strategic investors; and

○	Aurous Gold and Rigel continue to advance discussions with a range of strategic and institutional investors to raise a total $50 million of PIPE capital.

●	The gold price environment remains highly supportive, with prices recently achieving record levels:

○	Gold prices are currently at $2,650/oz, up 27% for the calendar year and 22% from the signing date of Aurous Gold’s business combination with Rigel, and up 40% from the assumed long-term gold price in the S-K 1300 technical report for the Blyvoor Gold Mine.

●	The Company continues to produce on plan into this favorable gold price environment:

○	Aurous Gold produced 5,767 ounces of gold in Fiscal Q2 2025 (August), up 12% from 5,167 ounces in Fiscal Q1 2025 (May); and

○	for Fiscal H1 2025 (August) gold production totaled 10,934 ounces of gold.

●	The Company reaffirms its expectation to ramp gold production to an initial 80,000 ounces within 3 years, and to a steady state level of 150,000 ounces by year 6, following the close of its transaction with Rigel and simultaneous receipt of PIPE capital.

“On the back of record gold prices, Aurous Gold continues to implement its updated yet conservative plan to build a solid operating foundation for future growth,” said Richard Floyd, Chief Executive Officer. “Our merger with Rigel will provide the anticipated capital injection, which we expect will greatly improve operational flexibility to grow the planned high-margin productive capacity safely and consistently.”

“Mitigation of seismic risk remains a non-negotiable, as we roll out our upgraded underground rock engineering support methods, which are already showing a positive impact on safety,” said Izak Marais, Chief Operating Officer. “We are also pleased to announce the conclusion in September of a 30-month wage agreement with the Blyvoor Workers Union, which provides us with greater certainty around inflation of our largest cost driver, being labor.”

OPERATING HIGHLIGHTS

		Fiscal Q1 2025 (May 2024)	Fiscal Q2 2025 (Aug 2024)	% Change	Fiscal H1 2025 (Aug 2024)
Milled Tonnes	tonnes	41,033	52,480	+28%	93,513
Gold Produced	ounces	5,167	5,767	+12%	10,934
Gold Sold	ounces	5,046	5,842	+16%	10,888

About Aurous Gold

Aurous Gold is a South African gold mining company operating the Blyvoor Gold Mine on Johannesburg’s West Rand and developing the Gauta tailings project. The Company is led by an agile leadership team and strong investors, who have built a quality, long-term, profitable mining asset offering steady growth and low costs. More information is available at www.aurousresources.com. No information contained in the website should be read as incorporated by reference into this operating update.

About Rigel

Rigel is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Rigel aims to identify and transact with a prospective target business in the global metals sector. More information is available at www.rigelresource.com. No information contained in the website should be read as incorporated by reference into this operating update.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

This press release is only targeted towards persons falling within the exemptions set out in section 96(1)(a) or (b) of the South African Companies Act no. 71 of 2008 (as amended) (the “South African Companies Act”) and does not, nor is it intended to, constitute a prospectus prepared and registered under the South African Companies Act. Accordingly, this press release does not comply with the substance and form requirements for prospectuses set out in the South African Companies Act and the South African Companies Act Regulations of 2011 (as amended) and has not been approved by, and/or registered with, the South African Companies and Intellectual Property Commission, or any other South African authority.

Important Information for Investors

In connection with a business combination transaction (the “Business Combination”), Rigel, Aurous Resources (“Aurous”), Blyvoor Gold Resources Proprietary Limited (“Aurous Gold”), Blyvoor Gold Operations Proprietary Limited (“Tailings” and, together with Blyvoor Resources, the “Target Companies”, each a “Target Company”) have filed with the SEC a registration statement on Form F-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (together with the Initial Registration Statement, the “Registration Statement”), which includes a preliminary proxy statement of Rigel and a preliminary prospectus of Aurous, and after the Registration Statement is declared effective, Rigel will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders and public warrant holders as of the respective record date to be established for voting at the meeting of its shareholders to be held in connection with the Business Combination. The Registration Statement, including the definitive proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted on at the meeting of the shareholders. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters The Target Companies, Aurous and Rigel may also file other documents with the SEC regarding the Business Combination. Rigel’s shareholders, public warrant holders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and, once available, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about the Target Companies, Aurous, Rigel and the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, once available, and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Rigel’s, Aurous’, or the Target Companies’ future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These statements are based on various assumptions and on the current expectations of Rigel or the Target Companies, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rigel and its management, the Target Companies and their management, and Aurous and its management, as the case may be, are inherently uncertain. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to be materially different from future results, performance or achievements expressed or implied by such forward looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Rigel, the Target Companies, Aurous or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Rigel, the Target Companies or Aurous, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the listing standards of NASDAQ or any other stock exchange following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Target Companies as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Target Companies to grow and manage growth profitably, maintain relationships with customers and suppliers and retain their management and key employees; (8) transaction costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Target Companies may be adversely affected by other economic, business and/or competitive factors; (11) the Target Companies’ estimates of their financial performance; (12) the possibility that the assumptions and estimates used in the S-K 1300 Technical Reports may be different than the actual results; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Registration Statement and the section entitled “Risk Factors” in Rigel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. In addition, forward-looking statements reflect the Target Companies’, Rigel’s or Aurous’ expectations, plans or forecasts of future events and views as of the date of this press release. The Target Companies, Aurous, and Rigel anticipate that subsequent events and developments will cause these assessments to change. However, while the Target Companies and/or Rigel and/or Aurous may elect to update these forward-looking statements at some point in the future, each of the Target Companies, Aurous, and Rigel specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Target Companies’, Aurous’, nor Rigel’s assessments as of any date subsequent to the date of this press release.

Participants in the Solicitation

Rigel, Aurous, and the Target Companies and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Rigel’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Rigel’s stockholders in connection with the Business Combination will be set forth in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Rigel’s directors and officers in Rigel’s filings with the SEC and such information will also be in the Registration Statement, which will include the proxy statement/prospectus of Rigel and Aurous for the Business Combination.

This press release is not a substitute for the Registration Statement or for any other document that Rigel, the Target Companies, or Aurous may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Rigel, the Target Companies, and Aurous through the website maintained by the SEC at www.sec.gov.

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